Mail Stop 6010
      February 7, 2006

VIA U.S. MAIL AND FACSIMILE (717) 730-2550

Troy Bryce
Ames True Temper, Inc.
Chief Accounting Officer
465 Railroad Avenue
Camp Hill, Pennsylvania  17011


      Re:	Ames True Temper, Inc.
		Form 10-K for the fiscal year ended October 1, 2005
      Filed December 22, 2005
		File No. 333-118086

Dear Mr. Bryce:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the fiscal year ended October 1, 2005

Note 2.  Significant Accounting Policies, page 39

Revenue and Cost Recognition, page 41

1. Please reference your disclosure on page 29 that you have customer incentive programs such as discounts and co-op advertising. Explain to us the specific incentive programs that you offer to your customers and discuss the classification of and accounting for these sales incentives. Tell us how these incentives are estimated at the time of shipment and show us that your accounting conforms to GAAP.
Refer as necessary to EITF 01-9. Please also expand future filings to provide more detail about these programs and the underlying accounting.
2. Tell us whether you permit returns for other than normal warranty matters. If so, tell us how you estimate such returns and show us that your accounting is appropriate under SFAS 48.

Stock-Based Compensation, page 43

3. Please describe to us and expand future filings to clarify the nature of a "Class B management incentive unit." Please also clarify how you applied the requirements of APB 25 in determining that no compensation should be recorded, including detail about how you measured fair value for purposes of that determination.

Note 4.  Restructuring and Purchase Accounting, page 45

4. With respect to restructuring reserves, please make more detailed and specific disclosure about the nature, timing and extent of the underlying plans. Also disclose why you adjusted the pension asset by $6.8 million and disclose the underlying reasons for the adjustments to plant reserves. Clarify how you accounted for the revisions. Please apply in future filings.


Note 8.  Goodwill and Other Intangibles, page 49

5. We note that you recognized an expense of $111.9 million for the
impairment of goodwill during fiscal year 2005.  With respect to that
charge please respond to the following.
a. Provide us a description of the facts and circumstances leading to
the impairment. Please specifically address the circumstances that changed from June 2004, when the goodwill was initially recorded, including timing. The response should address the underlying business reasons for the impairment and should specifically address the business and operational conditions that did not turn out as expected when the goodwill was initially recorded.
b.	Describe the method of determining the fair value of the
associated reporting unit. We see the general disclosure in financial statement footnote 2 (page 41); however, the response should describe the specific methods and assumptions used in determining the material amount of impairment recorded in 2005. Your response to this comment should be detailed and specific. That response should clearly lay out the facts and circumstances leading to the charge and the methods and assumptions that underlie your measurement. Future filings should present more detailed and specific disclosure under paragraph 47 of SFAS 142. Please provide us a sample of your proposed future disclosure.
6. In light of the significant goodwill impairment, describe to us the details about how you assessed the recoverability of the trade name. Specifically address methods and assumptions, including any assumptions that are different from those used in assessing the recoverability of goodwill. Your response should demonstrate that the trade name asset is not similarly impaired.

Note 10, Debt Arrangements, page 52

7. With respect to your Senior Subordinated and Senior Floating
Rate
Notes, please describe your consideration of the disclosure provisions of SX Rule 3-10.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3605 if you have questions.  In this regard, please do not
hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202)
551-3676 with any other questions.


      Sincerely,



      Gary Todd
      Reviewing Accountant

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Mr. Bryce
Ames True Temper, Inc.
February 7, 2006
Page 2